"Exemption No. 82-3998"

Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
E-mail: info@orkla.no
www.orkla.com

Ref.:
Ellen Ronæss, Shareholder Service, Tel.: +47 2254 4430

Date: 28 May 2004

ORK - Trade subject to notification - Jebsen

President and Group Chief Executive, Finn Jebsen, Orkla ASA, and close relative, have on 27 May 2004 bought 26,000 shares in Orkla at NOK 166.84. New total shareholding is 239,576 shares.

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